SCHEDULE 13D

            Under the Securities Exchange Act of l934

                       (Amendment No. 2   )*
BRT Realty Trust
________________________________________________________________
                  (Name of Issuer)
Shares of Beneficial Interest, $3.00 Par Value
________________________________________________________________
                  (Title of Class of Securities)
055645-10-5
_______________________________________________________________
Simeon Brinberg, Esq.     (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021
________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______________________________________________________________
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

                      (Page l of  13 Pages)

                                        Page 2 of Pages 13


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fredric H. Gould
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*
00
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_________________________________________________________________
                    7.   SOLE VOTING POWER - 119,185
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,923,571
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITION POWER - 119,185
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITION POWER - 1,923,571
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 2,042,756

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.17
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
IN
_________________________________________________________________


              *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                        Page 3 of Pages 13
_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Marshall Rose - ###-##-####
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*
00
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
United States
_________________________________________________________________
                    7.   SOLE VOTING POWER - 99,715
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 1,756,277
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITION POWER - 99,715
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITION POWER - 1,756,277
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,855,992

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.03
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
IN
_________________________________________________________________







                                        Page 4 of 13 Pages

_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gould Investors L.P.
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*
00
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_________________________________________________________________
                    7.   SOLE VOTING POWER - 1,444,066
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITION POWER - 1,444,066
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITION POWER
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 1,444,066

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.37
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
PN
_________________________________________________________________

                                        Page 5 of 13 Pages

_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
One Liberty Properties, Inc. - 13-314-7497
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*
00
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland
_________________________________________________________________
                    7.   SOLE VOTING POWER
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 30,048
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITION POWER
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITION POWER - 30,048
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON - 30,048

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
CO.
_________________________________________________________________

                                        Page 6 of 13 Pages

This statement amends and supplements the Schedule 13D dated September 21, 1993 ("Original 13D") jointly filed by One Liberty Properties, Inc. ("OLP") Fredric H. Gould ("Gould") and Marshall Rose ("Rose"), as amended by Amendment No. 1 dated November 1, 1993 ("Amendment No. 1") and is joined in by Gould Investors L.P. ("GLP"), a limited partnership, in which Gould and Rose are individual general partners and the principal executive officers of the corporate managing general partner. Gould is the sole shareholder of the corporate managing general partner of GLP.

GLP owns 39.3% of the voting stock of OLP and Gould and Rose are Chairman and Vice Chairman, respectively, of OLP. GLP and OLP are affiliated entities and BRT Realty Trust ("BRT" or "Issuer") is also affiliated with GLP and OLP. Gould and Rose are Chairman (and Chief Executive Officer) and Vice Chairman, respectively of BRT.

In Amendment No. 1 OLP is reflected as holding sole voting and dispositive power with respect to 1,233,767 shares including 1,030,000 shares of Preferred Stock and 203,787 shares of Beneficial Interest. On January 19, 1995 OLP transferred all the Preferred shares and 173,719 Beneficial shares to GLP in a private transaction in exchange for real estate assets. Since Gould and Rose are in a "control relationship" as to all entities, there were no changes in control, but a transfer of shares between entities controlled by Gould and Rose.

Since Amendment No. 1 there have been no changes in Gould's ownership in BRT as reflected in Item 4 of Amendment No. 1 except for (a) a reduction in the number of shares held by OLP and an increase in the number of shares held by GLP as reported above,
(b) the dissolution of GP Partners Inc., formerly a partner of GLP, and the transfer of 75,802 shares to each of Gould and Rose,
(c) the amalgamation of two pension trusts resulting in 9,214 shares being transferred from the Gould Capital Corp. Pension & Profit Trusts to the REIT Management Corp. Pension & Profit Sharing Trusts.

Since Amendment No. 1 there have been no changes in Rose's ownership in BRT as reflected in Item 4 of Amendment No. 1 except
(a) 15,512 shares were rolled over by Rose into a Keogh Account from a profit sharing trust, (b) 13,092 shares were transferred to the settlor of a trust in which Rose is trustee; (c) the trust referred to in (b) subsequently acquired 2,580 shares, (d) the receipt by Rose of 75,802 shares in the dissolution of GP Partners, Inc. and (e) Rose withdrew as a trustee of the REIT Management Corp. Pension and Profit Sharing Trust and therefore Rose no longer shares voting or dispositive power with respect to shares owned by such Pension and Profit Sharing Trust.





                                             Page 7 of 13 Pages

Item 2.   Identity and Background

As to GLP, it is a Delaware limited partnership having its principal place of business at 60 Cutter Mill Road, Great Neck, New York 11021. It is engaged in the business of owning and operating income producing real estate and in investing in non-related real estate entities.

The general partners of GLP are Gould, Rose and Georgetown Partners, Inc. Reference is made to Item 2 of Original 13D for information with respect to Gould and Rose and with respect to Matthew Gould, Israel Rosenzweig, Nathan Kupin, David W. Kalish, Jeffrey A. Gould and Simeon Brinberg, who are executive officers of Georgetown Partners, Inc. As to changes in the Item 2 information, Mr. Rosenzweig has not been Chief Executive Officer of BRT since November 1994, although he is still President, Gould became Chief Executive Officer of the Issuer in November 1994, and since November 1994 Mr. Rosenzweig has been Executive Vice President of Bankers Federal Savings & Loan Association FSB.

During the last five years neither GLP nor any of its partners nor any of the officers nor directors of its corporate managing general partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or a final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the individuals listed in Item 2 is a citizen of the United States.


Item 3.   Source and Amount of Funds or
          Other Consideration


On January 19, 1995 GLP acquired 1,444,066 shares of BRT (1,030,000 of preferred stock and 173,719 shares of beneficial interest) in exchange for real estate assets conveyed to OLP. There was no "cash" involved in the transaction. After the transaction GLP owned 240,347 shares of beneficial shares.


Item 4.   Purpose of Transaction

By virtue of their positions with BRT and GLP, Gould and Rose and entities affiliated with them, including GLP and OLP, may be deemed to be in a control position vis-a-vis BRT.


                                        Page 8 of 13 Pages

(a) GLP, Gould and/or Rose and entities affiliated with them may from time to time acquire additional shares of the Issuer in ordinary brokerage transactions or in private transactions.
(b) There are no extra-ordinary corporate transactions such as a merger, reorganization or liquidation, involving BRT or any of its subsidiaries which is either planned or proposed. There are no plans or proposals to sell or transfer a material amount of the assets of BRT or any of its subsidiaries. Real estate assets of BRT are disposed of in the ordinary course of business.

(c) There are no plans or proposals to change the present Board of Trustees or management of BRT or to change the number or term of trustees or to fill any vacancies on the Board.

(d) There are no plans or proposals to make any material changes in the present capitalization or dividend policy of BRT.

(e) There are no plans or proposals to make any other material change in BRT's business or structure.

(f) There are no plans or proposals to change BRT's declaration of trust or by-laws or any other action which may impede the acquisition or control the BRT by any person.

(g) There are no plans or proposals to cause the beneficial shares of BRT to be delisted from the New York Stock Exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association.

(h) There are no plans or proposals which relate to or would result in any class of equities, securities of BRT being eligible for termination pursuant to Section 12(g) (4) of the Securities
Exchange Act of 1934.


Item 5.   Interest in Securities
          of the Issuer


As of December 31, 1995 BRT had 7,346,624 Beneficial Shares and 1,030,000 shares of Preferred Stock outstanding. The Preferred Stock is convertible into Beneficial Shares on a share-for-share basis. In addition, 447,000 Beneficial Shares are reserved for issuance pursuant to outstanding stock options and all of such options are presently exercisable. Gould Investors L.P. owns as of December 31, 1995 414,066 Beneficial Shares and 1,030,000 shares of Preferred Stock or a total of 17.23% of both the voting power of BRT and the outstanding Beneficial Shares of BRT (after giving effect to the conversion of Preferred Stock to Beneficial Shares).


                                        Page 9 of 13 Pages


With respect to Fredric H. Gould, the total number of Beneficial Shares owned by Mr. Gould is 2,042,756 shares representing 23.17% of the outstanding Beneficial Shares. Mr. Gould owns directly 119,185 shares as to which he has sole voting and dispositive power and options to purchase 70,000 Beneficial Shares at an exercise price of $3.50 per share, all of which shares are exercisable. The following sets forth the number of Beneficial Shares which Mr. Gould may be deemed to beneficially own and the nature of the voting and dispositive power:


REGISTERED          NUMBER OF SHARES/        TYPE OF VOTING AND
OWNER               PERCENTAGE OF SHARES     DISPOSITIVE POWER

One Liberty
Properties, Inc.     30,048/less than 1%     Shared (1)

The Georgetown
 Group, Inc.         4,790/less than 1%      Shared (2)

Gould Investors
   L.P.              1,444,066/16.37%        Shared (3)

130 Store Company   18,988/less than 1%      Shared (4)

Georgetown Investment
 Company            41,456/less than 1%      Shared (5)

REIT Management Corp.
Pension & Profit
Sharing Trusts      263,546/2.99%            Shared (6)

BRT Realty Trust
Pension Trust       15,915/less than 1%      Shared (7)

Trust for the
Benefit of
Relatives           34,762/less than 1%      Shared (8)


The above does not include 24,815 owned by Gould's wife, as to which shares Gould disclaims beneficial ownership and Mrs. Gould has sole voting and investment power.

As to Marshall Rose the total number of Beneficial Shares owned by him is 1,855,992 Beneficial Shares, or 21.03% of the outstanding Beneficial Shares. Rose owns 99,715 Beneficial Shares as to which he has sole voting and dispositive power and options to purchase 70,000 Beneficial Shares at an exercise price of $3.50 per share, all of which are currently exercisable. The following sets forth the number of Beneficial Shares which Rose
                                      Page 10 of 13 Pages


may be deemed to beneficially own and the nature of the voting and dispositive power:


REGISTERED          NUMBER OF SHARES/        TYPE OF VOTING AND
OWNER               PERCENTAGE OF SHARES     DISPOSITIVE POWER

One Liberty
Properties, Inc.        30,048/less than 1%       Shared (1)

The Georgetown
 Group, Inc.             4,790/less than 1%       Shared (2)

Marshall & Jill Rose
Foundation, Inc.         8,644/less than 1%       Shared (9)

Gould Investors
   L.P.              1,444,066/16.37%             Shared (3)

130 Store Company       18,988/less than 1%       Shared (4)

Georgetown Investment
 Company                41,456/less than 1%       Shared (5)

Trustee for the
benefit of various
persons                 61,302/less than 1%       Sole (10)

Georgetown Group
Profit Sharing Plan     76,983/less than 1%       Shared (11)


Does not include 1600 Beneficial Shares owned by Rose's wife and 41,662 shares owned by Rose's wife as trustee for her children, as to which shares Rose disclaims beneficial ownership and Mrs.
Rose has sole voting and investment power.


(1) Mr. Gould is Chairman of the Board of One Liberty Properties, Inc. ("OLP"). Mr. Rose is Vice Chairman of the Board. Gould Investors L.P. owns 39.3% of the voting power of OLP. Messrs. Gould and Rose are General Partners of Gould Investors L.P. and President and Chairman, respectively, of Georgetown Partners, Inc., managing general partner of Gould Investors L.P. Mr. Gould is the sole shareholder of Georgetown Partners, Inc.

(2) Messrs. Gould and Rose are executive officers of the Georgetown Group, Inc. and Mr. Rose is a director and shareholder.

(3) Messrs. Gould and Rose are the General Partners of Gould


                                        Page  11 of 13 Pages



Investors L.P. and executive officers of the managing general partner. See note (1) above.

(4) Messrs. Gould and Rose are partners of the 130 Store Company.

(5) Messrs. Gould and Rose are partners in Georgetown Investment
Company

(6) Mr. Gould is a trustee of the REIT Management Corp. Pension and Profit Sharing Trusts. Mr. Rose previously was a trustee of the REIT Management Corp. Pension and Profit Sharing Trust having resigned in August, 1994.

(7) Mr. Gould is one of the trustees of the BRT Realty Trust
Pension Trust.

(8) Mr. Gould is co-trustee of trusts established for the benefit of his brother's children.

(9) Mr. Rose is a trustee of the Foundation.

(10) Mr. Rose is sole trustee of this Trust.

(11) Mr. Rose is a trustee of the Georgetown Group Profit Sharing
Plan.


Item 7.   Materials to be filed as Exhibits


Agreement to file single statement.

                                        Page 12 of 13 Pages


                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 1996


                             GOULD INVESTORS L.P.



                          By s/
                            Fredric H. Gould, Partner



                            ONE LIBERTY PROPERTIES, INC.



                          By s/
                            Matthew Gould, President


                             s/
                            Marshall Rose


                             s/
                            Fredric H. Gould